MET INVESTORS SERIES TRUST

AMENDMENT NO. 4 TO THE INVESTMENT ADVISORY AGREEMENT

(PIMCO Inflation Protected Bond Portfolio)

This Amendment No. 4 to the Investment Advisory Agreement (the “Agreement”) dated May 1, 2003, as amended January 11, 2007, April 30, 2007 and May 1, 2009, by and between MetLife Advisers, LLC, (successor to Met Investors Advisory LLC) (the “Adviser”), and Pacific Investment Management Company LLC (the “Subadviser”) with respect to the PIMCO Inflation Protected Bond Portfolio, a series of the Met Investors Series Trust, is entered into effective the 13th of February, 2014.

WHEREAS, the Agreement provides for the Subadviser to provide certain investment advisory services for the Adviser, for which the Subadviser is to receive agreed upon fees; and

WHEREAS, the parties wish to amend certain provisions of the Agreement as set forth herein;

NOW, THEREFORE, in consideration of the mutual promises, representations, and warranties made herein, covenants and agreements hereinafter contained, and, for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1. Schedule A of the Agreement is amended in whole to read as follows:

Percentage of average daily net assets
PIMCO Inflation Protected Bond Portfolio	0.250% of first $1 billion of such assets plus 0.200% on next $2 billion of such assets plus 0.175% of such assets over $3 billion.

2. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the 13th day of February, 2014.

METLIFE ADVISERS, LLC		PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Jeffrey L. Bernier	By:	/s/ Suhail Dada
	Jeffrey L. Bernier	Name:	Suhail Dada
	Senior Vice President	Title:	Managing Director